

November 3, 2011

Via E-mail
René F. Jones
Executive Vice President and Chief Financial Officer
M&T Bank Corporation
One M&T Plaza
Buffalo, New York 14203

Re: **M&T Bank Corporation**
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 22, 2011
Form 10-Q for Quarterly Period Ended March 31, 2011
Filed April 29, 2011
Form 8-K filed September 12, 2011
Form 8-K filed October 19, 2011
File No. 001-09861

Dear Mr. Jones:

We have reviewed your response dated August 5, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis

Selected Residential Real Estate-Related Loan Data, page 62

1.   Refer to your response to prior comment four. We note that home equity lines and loans represent 11.7% and 12.6% of your loan portfolio as of June 30, 2011 and December 31, 2010, respectively and 63% and 64% of those loans are junior liens, respectively. Please revise your disclosure in future filings to address the following:

- State that only approximately 13% of your junior lien home equity portfolio was behind a first lien mortgage loan held or serviced by you, and if true, state that for the remainder of junior lien home equity lines and loans that are behind a first lien held or serviced by another financial institution, you are not able to and do not track whether the first lien is in default;
- State how that lack of information on the first lien performance is taken into account in developing your allowance for loan losses on these junior liens, and state what leading indicators you track in order to assess the credit quality of your junior liens (e.g., FICO scores, credit bureau statistics);
- State that home equity line of credit terms generally have an open draw period of ten years followed by an amortization period of up to twenty years, and the weighted-average remaining draw periods for home equity lines of credit were approximately six years at December 31, 2010, and approximately 98% of all outstanding balances of home equity lines of credit related to lines that were still in the draw period; and
- State that you estimate approximately one-fifth of outstanding balances are associated with home equity line of credit borrowers that while in the draw period are making contractually allowed payments that do not include any repayment of principal.

Other Income, page 68

2.   We note your response to prior comment six. Please revise your disclosure in future filings to address the following related to your BLG impairment analysis:

- The period in which you estimate BLG will return to profitability;
- Clarification of how the discount rates of between 8-17% were determined as of June 30, 2011 and disclose the weighted average rate used; and
- A description of reasonably likely events and/or changes in circumstances that could be expected to negatively affect the key assumptions (e.g., reasonably likely scenarios of BLG not returning to profitability in the period estimated and the related impact on your results of operations).

Capital, page 84

Privately Issued Mortgage-Backed Securities Classified as Available for Sale, page 85

3.   Refer to your response to prior comment seven. We note your disclosure on page 89 of your June 30, 2011 Form 10-Q that indicates bonds in which you have recognized an other-than-temporary impairment charge had a projected weighted-average default percentage of 24% and weighted-average loss severity of 52%, and for bonds without an other-than-temporary impairment charge, the projected weighted-average default percentage was 11% and the weighted-average loss severity was 42%. Thus, it appears that if the projected default percentage and loss severity increase in future periods, it would be reasonably possible for you to record an impairment charge on the privately issued mortgage-backed securities. We also note that the remaining

credit enhancement and current payment status of the mortgage-backed securities backed by Prime and Alt-A Hybrid ARMs continued to deteriorate from December 31, 2010 to June 30, 2011. Please provide further revised disclosure in future filings to clarify the relationship between the weighted-average default percentage and weighted-average loss severity on page 89 and the credit enhancement and current payment status disclosed on page 88. For example, clarify if true, that since your disclosures of the remaining credit enhancements and current payment status are based on unpaid principal balance, that the amounts do not reflect "expected" future credit losses in the disclosed percentages of remaining credit enhancements and current payment status, and that this would be in contrast to your disclosure of the projected default percentage and loss severity, which is based on future expectations. In your disclosure, consider providing a sensitivity analysis in which you disclose a reasonably likely change in the remaining credit enhancement and in the current payment status that would lead to additional impairment charges of a specified amount.

Notes to Financial Statements

5. Allowance for credit losses, page 121

4.   Refer to your response to prior comment 13 where you state that you do not utilize weighted-average LTV ratios at a portfolio level in evaluating losses on commercial real estate loans. Please tell us whether you utilize current LTV ratios at a loan level and if you are able to aggregate such information related to a subset of this loan class (e.g., larger balance loans that fall into each of the following buckets: 100% +, 80% – 100%, and below 80%). If you do not have this information for your entire commercial real estate loan portfolio, but you have some subset of this information, please disclose that LTV information and disclose that for the remaining loans in that category the current LTV is not available. Additionally, refer to your response where you state that you do not utilize weighted-average LTV ratios in estimating your allowance for credit losses associated with residential real estate and home equity loans and lines of credit, but you do consider loss severity associated with recent charge-offs which is driven by collateral values in the market place. Please tell us what metric related to collateral values that you do use in estimating your allowance for residential real estate and home equity loans and lines of credit, and revise your disclosure in future filings to include that collateral value metric for each loan class. If you do not utilize any metrics or credit quality indicators related to collateral values for these loan classes, please revise your disclosure in future filings to state that fact.

20. Fair value measurements

Assets taken in foreclosure of defaulted loans, page 157

5.   Refer to your response to prior comment 17. In addition to the significant write-downs required on foreclosed assets for the years ended December 31, 2010 and 2009, we note your write-downs of $15 million (or 30% of carrying value held as of

period end) recorded for the six months ended June 30, 2011 as disclosed on page 43 of your Form 10-Q. Please tell us whether, and if so how, you consider similar price declines in your allowance for loan loss methodology for loans that are specifically identified as impaired and those that are not specifically identified as impaired, and if so, please revise your disclosure in future filings to address how you consider such price declines. Specifically, address how you consider price declines concentrated in certain regions and/or industries in your allowance methodology such as the write-downs of $19 million on two residential real estate development projects in the Mid-Atlantic region recognized during the second quarter of 2009 as noted in your response.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 2. Management's Discussion and Analysis

Selected Residential Real Estate Related Loan Data, page 63

6.   Refer to your response to prior comment 22. Please revise your disclosure in future filings to explain the reason that your Alt-A junior lien portfolio has lower nonaccrual statistics as compared to Alt-A first mortgages and your junior lien home equity loans and lines have lower nonaccrual statistics than residential first mortgage loans is due in part to your charge-off policy.

Form 8-K filed September 12, 2011

Exhibit 99

Key Ratios, page 10

7.   We note your presentation of pre-tax, pre-provision earnings is not labeled as non-GAAP. However, you did provide a non-GAAP reconciliation of pre-tax, pre-provision income per share on page 27. It would appear that pre-tax, pre-provision earnings is also a non-GAAP measure as it represents a measure of profitability, but it excludes one of the most significant costs of the bank, the provision for loan losses. Please revise future filings to label this measure as non-GAAP and provide a reconciliation of the differences between this measure and the most directly comparable GAAP measure.

Form 8-K filed October 19, 2011

Exhibit 99

Provision for Credit Losses/Asset Quality, page 4

8.   We note your disclosure that effective September 30, 2011, you began to separately report other acquired impaired loans, which are defined as loans that ceased

performing in accordance with their contractual terms and became impaired subsequent to their acquisition date. We also note your disclosure that the increase of $77 million in such loans from June 30, 2011 was due to loans obtained in the acquisition of Wilmington Trust. Please tell us how you determined that such loans were impaired as of September 30, 2011 and not impaired as of the May 2011 acquisition date and summarize the objective evidence that you utilized to make this determination, including the payment status of the related loans as of each date. Additionally, please clarify whether your disclosure that states that these loans are included in accounting pools that continue to accrue interest means they are in the population of purchased impaired loans accounted for in accordance with ASC 310-30. If so, please clarify whether you would only classify loans that were previously classified as part of purchased impaired loans (as disclosed on page 23 of your June 30, 2011 Form 10-Q) as "other acquired impaired loans" if they became impaired subsequent to their acquisition, or whether you would also use the same classification for acquired loans that were not originally accounted for and classified as purchased impaired since the acquisition date.

Non-Interest Income and Expense, page 6

9.   We note your discussion of the efficiency ratio on page 7, which is calculated as noninterest operating expenses divided by the sum of taxable-equivalent net interest income and noninterest income (exclusive of gains and losses from bank investment securities and merger-related gains). We also note that you quantify certain of the items that are excluded from your efficiency measure when reconciling some of your other non-GAAP measures, but these amounts are different since you quantify those reconciling items on an after-tax basis but you state on page 11 that when calculating your efficiency ratio, you use pre-tax amounts. Thus, given that your efficiency ratio appears to be a non-GAAP performance measure, please label the measure as non-GAAP and show the calculation of this metric, with quantification of each the reconciling items.

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant